December 21, 2007

Mail Stop 4651

By U.S. Mail and facsimile to (949) 789-1609

Mr. Stephen J. Scarborough
Chief Executive Officer
Standard Pacific Corp.
15326 Alton Parkway
Irvine, California 92618-2338

> **Re: Standard Pacific Corp.**
> **Definitive 14A**
> **Filed on March 9, 2007**
> **File Number 001-10959**

Dear Mr. Scarborough:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3422.

Sincerely,

Timothy A. Geishecker
Senior Counsel